6 June 2007

MEDIA RELEASE

CBA and Gen-i sign new agreement

The CBA and Gen-i Australasia jointly announced today the signing of a new agreement that will extend their existing telecommunications services relationship to February 2009.

This agreement provides significant benefits to both companies, including cost savings for the CBA and will enhance further future IT and telephony opportunities between both parties.

Rhoda Holmes, General Manager Gen-i Australasia said the new agreement will optimise the use of services on the integrated AAPT/Powertel network.

Gen-i and the Bank will also develop a long term strategy and roadmap for the Bank’s telecommunications and ICT services utilising Gen-i’s ICT expertise and partnerships in Australasia, Mrs Holmes said.

Gen-i (Telecom’s New Zealand’s Business ICT Services arm) has been providing the CBA with the majority of its managed telecommunications since 2000. Under the current agreement Gen-i provides the Bank with managed voice and data services to all staff in Australia.

As well Gen-i will provide the Bank with additional price reductions, to take full effect in this financial year. Gen-i will achieve a large part of these savings through the migration of services to the new AAPT/Powertel network, a migration that the CBA supports under this deal.

Mrs Holmes said: “This agreement is a key example of our commitment and ability to support the strategic objectives of the CBA. We both see this as the next step in making the relationship more sustainable.

“We expect to deliver further benefits for CBA through our integrated AAPT/PowerTel network and we will continue to explore opportunities that make good commercial sense for both parties.”

For more information, please contact:

Tahn Shannon
Head of Corporate Communications
AAPT
Tel: 02 9009 9030 or 0404 307 020